FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The *Plane Talk* weekly merger update

PLANE DEAL

MAY 27, 2005

HP Takes Center Stage As Merger Makes National News

Several months of planning, negotiation, contemplation and many long hours culminated in what now seems to be a flash of a day for many on May 19.

The day began early for America West's Board of Directors who spent several hours reviewing the America West / US Airways proposed merger. By 10 a.m., news trucks with satellites surrounded Headquarters.

Finally, at 2:04 p.m., a press release was sent, revealing deal details. Doug followed the release with a letter to employees and calls to labor leades. Then AWA directors and managers were briefed by COO Jeff McClelland and government officials received calls from other senior leaders. Soon after, awaCompass.com and americawest.com were updated with merger news and talking points were distributed to employees who have direct contact with customers.

The first public discussion of the merger commenced within an hour of the announcement as Doug Parker and US Airways CEO Bruce Lakefield teleconferenced with newswire and newspaper representatives nationwide.


AMERICA WEST AIRLINES
U S AIRWAYS

Smiling CEOs: US Airways' Bruce Lakefield and Doug Parker

Later in the day, Doug and Bruce hosted a press conference for Phoenix TV news affiliates and in the early evening, an all-employee webcast. Every spare minute Doug and Bruce had in between and after was spent in dedicated one-on-one interviews with national and key market reporters.

An exhausting day ended quietly as the CHQ Annex rooms emptied and the last of the camera crews vanished into the still-warm night. The quiet didn't last, though, as the America West and US Airways merger announcement made front-page news just hours later on newsstands the next morning.

Day One News Reaches 160 Million

Media coverage continues in force with America West at the center of national and local TV and newspaper coverage. To demonstrate, check out this snapshot of TV coverage from the first 30 hours following the announcement:

Through last Friday night, 1,315 merger-related features aired, for a total of an estimated 160 million viewers. In advertising dollars, that translates to nearly $10 million in free advertising for America West. And that's only in the first day!

MERGER TIMELINE

May 19	May - September	Sept. 30	October - December	2006 - Forward
Announcement day	Transition period; Open auction; Business as usual	Court approval; Deal closes	Separate certificates; Integration begins	Integration

TABLE OF CONTENTS

Merger Webcast Recap ..... Page 2
Webcast Q&A .... Page 3
Notable Quotes .... Page 4
News Reach .... Page 4
Quirky Question .... Page 4
Legalese .... Page 4

RESOURCES

awaCompass.com	AWA employee Web site
CEO Weekly Hotline	(888) 292-5087 and (480) 693-4487
Merger Voicemail Hotline	(866) 766-4682 and (480) 693-1330
Plane Talk	Monthly newsletter mailed to homes
Plane Deal	Weekly newsletter distributed at work
Managers and Supervisors	They're there to answer your questions
E-mail	merger@americawest.com
Employee Assistance Program	(800) 837-4292 or www.holmangroup.com

May 27, 2005 An America West Employee Publication Plane Deal Issue Two

PLANE DEAL

Webcast Posts Record Employee Participation
Q&A Characterized By Excitement And Concern

Amid a flurry of activity including board meetings, press conferences, conference calls and interviews with reporters, employees gathered for a meeting and webcast dedicated to giving the America West workforce the details of the proposed merger between America West and US Airways and addressing employee questions and concerns.

At about 7:10 p.m. on the day of the announcement, CEO Doug Parker addressed employees with a short slide presentation followed by an hour-long question-and-answer session. Here are some of the most common webcast questions and answers. A complete list of merger-related Q&A is posted awaCompass.com (see FAQs under "Merger News").

EMPLOYEE WEBCAST FACTS

Thursday's Employee Webcast was the busiest ever for America West. See how it stacks up against the quarterly State of the Airline Webcasts:

MERGER WEBCAST	QUARTERLY WEBCASTS
Total participation: 1,300+	Avg. participation: 565
In-person audience: 209	Avg. In-person: 97
Logged-in live: 1,047	Avg. live logins: 340
Archive audience: 123 so far	Avg. archive viewing: 128
# of questions asked: 491	Avg. # of questions: 91

Q: Media is reporting a loss of 7,000 jobs. From which company, what departments, and how soon?



Flight Attendant Gene Labat

A: We expect that once the operations of the two airlines are completely merged, there will be several thousand jobs fewer than currently exist at America West and US Airways added together. However, we know that this does not mean several thousand people will lose their jobs involuntarily. Due to the time it will take to satisfy regulatory requirements, we expect that the operations will not be completely merged for approximately two years, and as a result the integration of some work groups will not be completed for two years or so. To the extent possible, we can rely on attrition during this time to right-size our workforce.

Q: Do the US Airways employees have the same great employee attitudes as we do to survive?

A: Absolutely. They've been through a lot during the past several years, including two bankruptcies and significant pay cuts. They are ready for a win just like we are. Much like us, Airways employees want to work for a quality airline that is widely recognized as such.



PLANE DEAL 2

PLANE DEAL

Webcast Q&A continued...

Q: What are management's plans to combine these very different cultures into a force that competes with other airlines, but doesn't compete internally?

A: There's no doubt that combining cultures will be a challenge, and everyone recognizes that it will take time and a lot of work. Throughout the two- to three-year integration period, the plan is to take it slow, recognize emotions will run high and work together to crate one airline that is profitable in today's environment and is more successful than either of us could have been on our own.

Q: What will be the impact on our relationship with Mesa and the other US Airways subsidiaries, PSA, Mid Atlantic, and Piedmont? Will the current contract be amended as a result?

A: Mesa Airlines has a contract with both airlines and will continue to provide feed into our network in a cost-efficient way. Air Wisconsin will also provide regional jet feed into the combined airline's system. The new airline will be supported by a regional jet fleet totaling 239 jets and 57 turboprops. The allocation of regional flying between Mesa, Air Wisconsin and others has not yet been finalized.

"...the plan is to take it slow, recognize emotions will run high and work together to crate one airline that is profitable in today's environment and is more successful than either of us could have done on our own."

Q: Is there anything in particular we (line employees such as Inflight, etc.) should say to customers that ask us about the merger? Where should we direct them for further information?


CEO Doug Parker

A: First, it will be business as usual for America West in the months ahead. That means we will continue flying our planes, making passenger reservations and issuing America West tickets. It's important that passengers know this information. We can retain their loyalty and business during this period through our outstanding customer service and on-time performance.

Management in each area should have distributed a list of frequently asked questions that employees can use when talking to customers. You can direct customers to americawest.com for future updates and information. There are FAQs there and other information about the merger, with a link right off the home page.


Airbus Captain Jeff Wagner

Q: US Airways has a code share with United. Will that go away?

US Airways is currently a Star Alliance member, including reciprocal frequent flyer programs with 15 airlines around the world. Their continued participation in the Star Alliance is dependent upon its domestic code-share relationship with United Airlines. The proposed merger would need to be approved by United as a modification to the terms of the United/US Airways code-share agreement for the purpose of being a member of the Star Alliance. At this time no discussions regarding the code-share agreement with United Airlines have taken place.

Q: Are our flight benefits going to change to mirror US Airways' or vice versa? Will boarding be first come, first serve for employees or will it be based on seniority?

Until we receive approval for the merger (Sept./Oct.), we will not make any changes to non-rev travel. In other words, America West team will not be allowed to list as an employee for current US Airways flights and vice versa.

We know that paying for non-rev passes and boarding by seniority vs. by check-in time are both big questions on AWA employees' minds. In evaluating the two programs, including boarding by seniority vs. check-in time, HR will strive to offer a fair benefits package to employees and retirees; however, at this point, we don't know what features will be adopted from the respective policies.

PLANE DEAL 3

P L A N E D E A L NOTABLE QUOTES been around the block. I have every con dence he can do the job.” — US Airways CEO Bruce Lake eld you, Doug, for being so open with us.” — Connie Wood, Reservations West is be ing the farm on this merger bid for US Airways. The -based airline has decided to commit suicide; that’s the only explanation I can fathom.” — DavidGossman, USA Today columnist West produces great visionaries and great gamblers. Parker’s gamble to be that a combined US Airways and America West can weather the long-expected industry shakeput. Let United or Delta face liquidation and suddenly this deal looks brilliant”- Jon Talton, Arizona Republic columnist “He truly has turned it West) around and that’s rare coming me.” — Andy secretary- and principal o cer for International of Teamsters Local 104in Arizona USA Today) Along with the merger announcement came news that the name of the combined airline would be US . With that, nostalgic employees and collectible enthusiasts ooded the Company Store on May 19 20 to purchase America West memorabilia. Business over those two days increased ve-fold. The top seller? Model aircraft. The Company Store is currently backordered three months on their stock of . It’s been business as usual this week, though, and the Company Store will continue to replenish stock.Above, Flight Revenue Recognition’s Melissa Curtis and Alliances and Partnerships’ Ronda Charles get in on the rush to purchase scale B757s. Following is legal language, which required to print on each internal and external publication related to the . Get out your magnifying glasses, and settle in for an important read. FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring act ivities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/ameri-cawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224. This communication shall not constitute an offer to sell or the solicitation of an offer to buy a ny securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction P L A N E D E A L MAY 27, 2005 ISSUE TWO Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process Editor: Andy Wagner Contact:(480) 693-5883 merger@americawest.com

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.